MediaAlpha, Inc.

700 South Flower Street, Suite 640

Los Angeles, California 90017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0001

Attn:	Mr. David Gessert
Mr. Michael Clampitt
Ms. Michelle Miller
Ms. Sharon Blume

MediaAlpha, Inc.

Registration Statement on Form S-1

File No. 333-249326

October 23, 2020

Dear Messrs. Gessert and Clampitt:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), MediaAlpha, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:00 p.m. (New York City time) on October 27, 2020, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges its obligations under the Securities Act.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Daniel Haaren at (212) 474-1322. The Company hereby authorizes Mr. Haaren to orally modify or withdraw this request for acceleration.

Very truly yours,

MediaAlpha, Inc.

By:	/s/ Lance Martinez
	Name:	Lance Martinez
	Title:	General Counsel and Secretary